UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC. 20549

FORM 12b-25

SEC File Number 001-39789
CUSIP Number G3R25D118

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K
	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐Transition Report on Form 10-Q

For Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Fusion Fuel Green PLC

Full Name of Registrant

____________________

Former Name if Applicable

9 Pembroke Street Upper

Address of Principal Executive Office (Street and Number)

Dublin D02 KR83, Ireland

City, State and Zip Code

PART II – RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form 20-F for the year ended December 31, 2024 (the “Form 20-F”) because of unanticipated delays in the completion of its financial statements and related portions of the Form 20-F. These delays primarily related to accounting complexities from the consolidation of the operations of Quality Industrial Corp. for the period of the year ended December 31, 2024 following the transaction reported in the Reports on Form 6-K furnished by the Registrant to the Securities and Exchange Commission on November 20, 2024 and November 27, 2024, respectively. These delays could not be eliminated by the Registrant without unreasonable effort and expense. In accordance with Rule 12b-25 under the Securities Exchange Act of 1934, as amended, the Registrant anticipates filing the Form 20-F no later than fifteen calendar days following the prescribed due date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John-Paul Backwell	(353)	1 961 9350
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that the financial statements to be included in the subject report will reflect revenues of approximately €1.6 million for the fiscal year ended December 31, 2024, a decrease of approximately €2.5 million, or 61%, from approximately €4.1 million for the fiscal year ended December 31, 2023. This anticipated change is expected to be primarily due to the discontinuation of operations of the Registrant’s subsidiary Fusion Fuel Portugal, S.A. and its subsidiaries (collectively, the “Legacy Hydrogen Entities”) as a result of lack of sufficient capital during 2024 and the relatively insubstantial contribution to consolidated operations for 2024 from the Registrant’s indirect interest in the liquified petroleum gas (“LPG”) distribution operations of Al Shola Al Modea Gas Distribution LLC (“Al Shola Gas”) due to its consolidation from only November 26, 2024 to December 31, 2024.

The Registrant anticipates that the financial statements to be included in the subject report will reflect cost of sales of approximately €1.2 million for the fiscal year ended December 31, 2024, a decrease of approximately €2.8 million, or 71%, from approximately €4.0 million for the year ended December 31, 2023. It is expected that the decrease was primarily due to the discontinuation of operations of the Legacy Hydrogen Entities as a result of lack of sufficient capital during 2024 and the relatively insubstantial contribution to consolidated operations for 2024 from Al Shola Gas’s LPG distribution operations due to its consolidation from only November 26, 2024 to December 31, 2024.

The Registrant anticipates that the financial statements to be included in the subject report will reflect administration expenses of approximately €15.8 million for the fiscal year ended December 31, 2024, an immaterial increase from approximately €15.8 million for the year ended December 31, 2023. In 2024, administration expenses included an impairment on inventory of €2.2 million in relation to the Legacy Hydrogen Entities. It is expected that the decrease in administration expenses was primarily due to the discontinuation of operations of the Legacy Hydrogen Entities as a result of lack of sufficient capital during 2024 and the relatively insubstantial contribution to consolidated operations for 2024 from Al Shola Gas’s LPG distribution operations due to its consolidation from only November 26, 2024 to December 31, 2024.

The Registrant anticipates that the financial statements to be included in the subject report will reflect share-based payment (expense)/credit of approximately €2.1 million for the fiscal year ended December 31, 2024, an increase of approximately €0.8 million, or 57%, from approximately €1.4 million for the year ended December 31, 2023, which the Registrant expects to be due primarily to an increase in the number of options vested during the year.

During 2023, the Registrant incurred impairment charges relating to property, plant and equipment. The impairment charges primarily related to assets under construction and plant and machinery. The Registrant anticipates that the financial statements to be included in the subject report will reflect that no such impairment charges on property, plant and equipment occurred in 2024, and that the amount of property, plant and equipment on the Registrant’s balance sheet to be included in the subject report will reflect a decrease of approximately 95% in comparison with the prior year, due to the deconsolidation of the Legacy Hydrogen Entities.

The Registrant anticipates that the financial statements to be included in the subject report will reflect net finance income of approximately €0.3 million for the fiscal year ended December 31, 2024, a decrease of approximately €6.1 million, or 95%, from approximately €6.5 million for the year ended December 31, 2023, which the Registrant expects to be due primarily to the decrease in the prevailing market price for the Registrant’s public warrants as reported by The Nasdaq Stock Market LLC during the period.

Note Regarding Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains certain “forward-looking statements.” All statements other than statements of historical facts are forward-looking statements. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “may,” “predict,” “project,” “will,” or “would” or the negative thereof or other variations thereof or comparable terminology. These forward-looking statements are based on the Registrant’s current beliefs, assumptions and expectations regarding future events, which in turn are based on information currently available to the Registrant. Such forward-looking statements include statements regarding the anticipated timing of completion of the Registrant’s financial statements for the fiscal year ended December 31, 2024. These forward-looking statements are subject to a number of factors and uncertainties that could cause the Registrant’s actual results, performance, liquidity or achievements to differ materially from those expressed in or contemplated by the forward-looking statements. Such factors include, but are not limited to, the risk that additional or different information may become known prior to the expected filing of the periodic report described herein. Other risk factors affecting the Registrant are discussed in the Registrant’s filings with the Securities and Exchange Commission (the “SEC”) available at www.sec.gov. The Registrant cautions you that the list of risk factors included in the Registrant’s SEC filings may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this Notification of Late Filing on Form 12b-25 may not in fact occur. The Registrant undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as otherwise required by law.

Fusion Fuel Green PLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 1, 2025	By:	/s/ John-Paul Backwell
John-Paul Backwell Chief Executive Officer

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